UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

Merisel, Inc.

(Name of Issuer)

Common Stock – $.01 Par Value

(Title of Class of Securities)

589849 10 8

(CUSIP Number)

Samuel A. Flax

Executive Vice President

American Capital Strategies, Ltd.

2 Bethesda Metro Center, 14th Floor

Bethesda, MD 20814

(301) 951-6122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 589849 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). American Capital Strategies, Ltd. 52-1451377
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 6,590,893[1]
9. Sole Dispositive Power 0
10. Shared Dispositive Power 6,590,893[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,590,893[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 68.5%
14.	Type of Reporting Person (See Instructions) IV

[1]

Includes 1,590,893 shares of common stock into which the convertible preferred stock beneficially owned by Stonington Capital Appreciation 1994 Fund, L.P. and Phoenix Acquisition Company II, L.L.C. is convertible within 60 days of May 14, 2008.

CUSIP No. 589849 10 8

1.	Names of Reporting Persons TU Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 6,590,893[2]
9. Sole Dispositive Power 0
10. Shared Dispositive Power 6,590,893[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,590,893[2]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 68.5%
14.	Type of Reporting Person (See Instructions) OO

[2]

Includes 1,590,893 shares of common stock into which the convertible preferred stock beneficially owned by Stonington Capital Appreciation 1994 Fund, L.P. and Phoenix Acquisition Company II, L.L.C. is convertible within 60 days of May 14, 2008.

Item 4.	Purpose of Transaction

On May 8, 2008, counsel to TU Holdings, Inc. (“Holdings”), TU Merger Sub, Inc. (“Merger Sub”) and American Capital Strategies, Ltd. (“American Capital” and collectively with Holdings and Merger Sub, “ACAS”) notified counsel to Merisel, Inc. (“Merisel”) in writing (the “Letter”) that ACAS currently is not prepared to close the transactions contemplated by the merger agreement (the “Merger Agreement”) dated as of March 28, 2008 by and among Merisel, Holdings and Merger Sub at a purchase price of $5.75 per Merisel common share in light of, among other things, ACAS’ view of Merisel’s performance during the first quarter of 2008 and outlook going forward, which appear to ACAS to be inconsistent with Merisel’s merger agreement representations and other conditions to closing. The Letter noted that the alternatives that ACAS sees at this time are (i) renegotiating the transaction price in view of the information available today, (ii) mutually agreeing to terminate the Merger Agreement or (iii) waiting to see if all of the closing conditions are satisfied by the Outside Date (as defined in the Merger Agreement). A copy of the Letter is attached hereto as Exhibit 7.1 and is incorporated herein by reference.

The Merger Agreement provides that in the event that Holdings and Merger Sub are otherwise required under the terms of the Merger Agreement to consummate the transaction and they fail to do so for any reason, the maximum aggregate liability of Holdings and Merger Sub shall be limited to $3.5 million (the “Cap”), and neither Merisel nor any of its affiliates shall seek damages in excess of the Cap against Holdings, Merger Sub, American Capital or any affiliates of American Capital. In connection with the execution of the Merger Agreement, American Capital executed a Commitment Agreement guaranteeing Holdings’ payment of the reverse termination fee of $3.5 million in the event that the Merger Agreement is terminated by Merisel as a result of Holdings and Merger Sub’s material breach of any covenant or agreement set forth in the Merger Agreement (including the failure of Holdings and Merger Sub to consummate the merger when otherwise required to do so under the terms of the Merger Agreement); provided that in no event shall American Capital’s liability under the Commitment Agreement exceed $3.5 million. A copy of the Commitment Agreement is attached hereto as Exhibit 7.2 and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

7.1	Letter, dated May 8, 2008, from counsel to American Capital Strategies, Ltd. to counsel to Merisel, Inc.

7.2	Commitment Agreement, dated as of March 28, 2008, by American Capital Strategies, Ltd. in favor of Merisel, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2008

AMERICAN CAPITAL STRATEGIES, LTD.

By:	/s/ Samuel A. Flax
Name:	Samuel A. Flax
Title:	Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

TU HOLDINGS, INC.

By:	/s/ Dean Anderson
Name:	Dean Anderson
Title:	President